EXHIBIT (a)(1)(D)

FORM OF REMINDER OF EXPIRATION DATE

REMINDER

DEADLINE: 5:00 P.M., U.S. EASTERN TIME, MONDAY, JANUARY 28, 2008

As outlined in our announcement to you dated December 20, 2007, The Children’s Place Retail Stores, Inc. (the “Company”) has made you an offer (the “Offer”) that provides you with the opportunity to amend certain of your stock options to avoid potentially adverse tax consequences to you because of the application of Section 409A of the Internal Revenue Code to such options.

As a reminder, you must act by 5:00 p.m., U.S. Eastern Time, Monday, January 28, 2008 and accept the Offer to avoid the Section 409A consequences. Such acceptance must be received by Winston Financial Services before the deadline for your options to qualify for amendment. All of the details of the Offer are included in the Offer to Amend and related documents previously distributed to you. For more information on how to participate in the Offer you may contact The Children’s Place Benefits Administrator at 1-866-244-8808. We cannot accept your election after the deadline, so we urge you to respond early to avoid any last minute problems.

This reminder is being distributed to all employees holding options that are eligible to be amended in the Offer. Accordingly, you are receiving this notice even if you have previously submitted your election form.